Exhibit 21.1
List of Subsidiaries

Entity Name	Jurisdiction of Organization
Camelot U.S. Acquisition LLC	Delaware
Camelot UK Bidco Limited	England and Wales
Clarivate Analytics (UK) Limited	England and Wales
Clarivate Plc	Jersey
Clarivate Science Holdings Corporation	Delaware
CPA Global Limited	Jersey
CPA Global Management Services Ltd	England and Wales
CPA Global North America LLC	Delaware
ProQuest LLC	Delaware